NEWS RELEASE	ELD No. 11-04
TSX: ELD NYSE: EGO ASX: EAU	March 15, 2011

Eldorado Gold Updates Mineral Resources and Reserves

Gold Reserves Increase by 24% to 18.7 Million Ounces

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update of the Company’s Mineral Resources and Mineral Reserves as of December 31, 2010.

Resources in all categories have increased by 14% while reserves have increased by 24%.  The majority of the reserve increase has come from the Kisladag mine, which now has a reserve in excess of 10 million ounces.  In addition, the Tocantinzinho project has been added to the Company’s reserves and resources, and the Beyinhar Project deleted as a result of its sale in 2010.

The table below shows our mineral reserves and resources estimated at December 31, 2010.

GOLD	Mineral Reserves				Mineral Resources
	tonnes (x1000)	grade (g/t)	in-situ oz (x1000)		tonnes (x1000)	grade (g/t)	in-situ oz (x1000)
Kişladağ
Proven	122,703	0.95	3,733	Measured	132,800	0.90	3,855
Probable	306,631	0.66	6,498	Indicated	426,355	0.61	8,334
Proven & probable	429,334	0.74	10,231	M+I	559,155	0.68	12,189
				Inferred	320,868	0.43	4,384
Efemçukuru
Proven	1,229	12.00	437	Measured	1,235	13.18	523
Probable	4,007	8.30	1,069	Indicated	4,304	8.50	1,177
Proven & probable	5,136	9.10	1,506	M+I	5,539	9.55	1,700
				Inferred	1,703	6.43	352
Tanjianshan
Proven	4,846	3.37	525	Measured	6,087	3.07	599
Probable	499	3.86	62	Indicated	2,027	2.73	178
Proven & Probable	5,345	3.42	587	M+I	8,114	2.98	777
				Inferred	4,806	3.28	507
Perama
Proven	2,477	4.44	354	Measured	3,064	4.30	424
Probable	7,220	2.68	621	Indicated	9,375	3.18	958
Proven & probable	9,697	3.13	975	M+I	12,439	3.46	1,382
				Inferred	8,766	1.96	554
Jinfeng
Proven	7,384	3.78	898	Measured	11,240	3.42	1,235
Probable	7,310	4.27	1,005	Indicated	11,937	3.67	1,410
Proven & probable	14,694	4.03	1,903	M+I	23,177	3.55	2,645
				Inferred	8,140	3.85	1,009
White Mountain
Proven	2,454	3.88	306	Measured	3,269	3.82	401
Probable	3,531	3.65	414	Indicated	4,679	3.62	545
Proven & probable	5,985	3.74	720	M+I	7,948	3.70	946
				Inferred	2,920	3.59	337
Eastern Dragon
Proven	837	11.07	297	Measured	800	12.48	322
Probable	2,253	6.46	467	Indicated	2,700	6.04	530
Proven & probable	3,090	7.71	764	M+I	3,500	7.50	852
				Inferred	2,200	2.67	190
Tocantinzinho
Proven	17,735	1.39	792	Measured	19,777	1.29	820
Probable	31,315	1.17	1,183	Indicated	50,457	0.97	1,574
Proven & probable	49,050	1.25	1,975	M+I	70,234	1.06	2,394
				Inferred	6,950	0.66	147
Total gold
Proven	159,565	1.43	7,342	Measured	178,272	1.43	8,179
Probable	362,766	0.97	11,319	Indicated	511,834	0.89	14,706
Proven & probable	522,331	1.11	18,661	M+I	690,106	1.03	22,885
				Inferred	356,353	0.65	7,480

IRON	Mineral reserves			Mineral resources
	Tonnes (x1000)	Grade Fe %		Tonnes (x1000)	Grade Fe %
Vila Nova
Proven	2,370	63.4	Measured	2,370	63.4
Probable	6,817	60.1	Indicated	7,509	60.9
Proven & probable	9,187	61.0	M+I	9879	61.5
			Inferred	2,022	61.2

“We are certainly very pleased with the significant increase in reserves and the opportunity thereby provided to increase production internally.  Kisladag reserves continue to increase, doubling in size since production commenced in 2006.  With a total reserve of 10.2 million ounces the Company is developing an expansion plan for the asset anticipated to increase annual production to 450-500,000 ounces.

At Jinfeng despite a reduced reserve base stated for this year, considerable progress has been made in 2010 in developing a much more accurate understanding of the structural setting for this deposit and the controls on mineralization.  This understanding has enabled a refinement of our understanding of drill targets which are presently being tested with the objective of both adding and upgrading resources through 2011.  The following recent intercepts are indicative of the continued opportunities for higher grade mineralization at Jinfeng through down dip and on strike testing,” commented Paul N. Wright, President & CEO.

Jinfeng 2010 – 2011 Underground Exploration Drill Results

(assay intervals approximate the interpreted true thickness of mineralization)

Drill Hole	From m	To m	Interval M	Au Grade g/t	Area
HDDU0026	155.0	170.0	15.0	10.12	F3
	192.5	202.5	10.0	7.23	F3
HDDH0034	562.0	587.0	25.0	4.40	F7
HDDU0038	292.5	310.0	17.5	19.15	F3
Incl.	295.0	305.0	10.0	29.07
HDDU0044	250.0	260.0	10.0	14.93	F3
HDDU0044B	574.0	629.0	55.0	4.92	F7
Incl.	587.0	591.0	4.0	16.88
HDDU0061	351.0	358.0	7.0	9.11	F7
HDDU0063	156.0	161.0	5.0	12.09	F3
HDDU0065	48.0	64.0	16.0	11.14	F3
HDDU0071	39.0	47.4	8.4	13.77	F7

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China and Greece.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

 “Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Notes on Mineral Resources and Reserves:

1)

Mineral reserves and mineral resources  are as of December 31, 2010

2)

Mineral reserves are included in the mineral resources.

3)

The Eastern Dragon Project also contains economic concentrations of silver.  The silver grade for the project's Proven and Probable reserves averages 71 g/t Ag (7.0 million in-situ ounces) whereas the average silver grade in the Measured and Indicated resources equals 73 g/t Ag (8.3 million in-situ ounces).

Mineral Reserve Notes:

1)

Gold price used was $1000/oz except for the Efemcukuru project which used $825/oz.

2)

Cut-off grades (gold g/t):   Kisladag:  0.20 g/t oxide, 0.33 g/t sulphide;  Efemcukuru: 4.0 g/t;  Perama:  0.8 g/t;  Tanjianshan:  1.6 g/t JLG sulphide, 1.3 g/t JLG oxide/transition; Jinfeng:  0.8 g/t open pit, 2.5g/t underground;  White Mountain:  1.5 g/t;  Eastern Dragon:  1.0 g/t open pit, 1.7 g/t underground;  Tocantinzinho: 0.49 g/t sulphide, 0.43 g/t oxide.

3)

Qualified Persons:  Richard Miller, P.Eng. and Manager, Mining for the Company is responsible for the Kisladag, Tanjianshan, Jinfeng open pit and Perama reserves; Mark LeMessurier MAusIMM, VP China Operations for the Company, is responsible for the Jinfeng underground, White Mountain and Eastern Dragon reserves; Sean Gregersen, P. Eng., Manager Business Development for the Company, is responsible for the Tocantinzinho reserves. Scott Cowie, B.Eng., MAusIMM, General Manager, Perth, for Tetra Tech Australia Pty. Ltd. is responsible for the Efemcukuru reserves; Roberto Costa, principal of Roberto Costa Engenharia Ltda, is responsible for the Vila Nova iron reserves.

Mineral Resource Notes:

1)

Cut-off grades (gold g/t):  Kisladag: 0.3 g/t; Efemcukuru: 3.0 g/t; Perama: 0.5 g/t; Jinfeng: 0.7 g/t open pit, 2.0 g/t underground; Tanjianshan: 1.0 g/t; White Mountain: 1.0 g/t; Easten Dragon: 1.0 g/t; Tocantinzinho: 0.3 g/t.

2)

Qualified Persons:  Stephen Juras, Ph.D., P.Geo. and Director, Technical Services for the Company is responsible for the Kisladag, Efemcukuru, Perama, Tanjianshan, Tocantinzinho, Jinfeng and White Mountain  resources.  Yumin Qiu, Ph.D., MAIG, Director of Geology and New Projects PRC for the Company, is responsible for the Eastern Dragon resources.  Roberto Costa, principal of Roberto Costa Engenharia Ltda, is responsible for the Vila Nova iron resources.

Cautionary Note about Forward-Looking Statements and Information

Certain statements and information in this release, including all statements that are not historical facts, are forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to estimation of mineral reserves and resources, future production and growth and related disclosure.  Often, these statements include words such as “plans”, “expects” or  “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information included in this release, we have made numerous assumptions including among other things, assumptions about the price of gold and other commodities; exchange rates; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries;, financial position, reserves and resources and gold production; and the ability to achieve our goals.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements or information.  Such risks, uncertainties and other factors include among other things the following:  gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risks related to the  integration of acquired businesses; ability to complete acquisitions; competition; the speculative nature of gold exploration; ability to obtain financing; environmental risks; share price volatility; community and non-governmental actions and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended.  Also, many of the factors are beyond our control.  Accordingly, readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this release except as may be required by law.  All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Eldorado’s CDIs trade on the Australian Security Exchange (ASX: EAU). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: jenniferm@eldoradogold.com